                                 October 5, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Attention:      Mr. Jeffrey Riedler
                Mr. Greg Belliston
                Ms. Amy Bruckner
                Ms. Mary Mast

       RE:      TRUBION PHARMACEUTICALS, INC.
                REGISTRATION STATEMENT ON FORM S-1, AMENDMENT 3
                FILED SEPTEMBER 22, 2006
                FILE NO. 333-134709

Ladies and Gentlemen:

     On behalf of Trubion Pharmaceuticals, Inc. (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated October 2, 2006, relating to the amendment to the Company's Registration Statement on Form S-1 (File No. 333-134709) filed with the Commission on September 22, 2006.

     The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 5.

     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response thereto.

FORM S-1

USE OF PROCEEDS, PAGE 24

     1. PLEASE REVISE TO QUANTIFY THE AMOUNTS CURRENTLY OUTSTANDING UNDER THE CREDIT FACILITY WITH COMERICA BANK.

          In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on page 24.




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Securities and Exchange Commission
October 5, 2006
Page 2





     2. SINCE YOU HAVE NOT YET PROVIDED DOLLAR AMOUNTS FOR THE USES OF THE PROCEEDS, IT IS UNCLEAR HOW MUCH WILL BE ALLOCATED TO "GENERAL CORPORATE PURPOSES, INCLUDING WORKING CAPITAL." PLEASE NOTE THAT YOU SHOULD IDENTIFY SPECIFIC USES FOR THE PROCEEDS, SO THE AMOUNT ALLOCATED TO THIS CATEGORY SHOULD BE MINIMAL.

          In response to the Staff's comment, the Company has provided the disclosure in the Registration Statement on page 24.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 42

     3. PLEASE DISCUSS THE MATERIAL TERMS OF THE LOAN AND SECURITY AGREEMENT WITH COMERICA BANK, WHICH IS FILED AS EXHIBIT 10.38. ALSO DISCLOSE THE CURRENT OUTSTANDING BALANCE.

          In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on page 43.

OUR STRATEGIC COLLABORATION WITH WYETH, PAGE 54

     4. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN THAT THE TARGETS, AS IDENTIFIED BY THE ACCESSION NUMBER OR NUCLEOTIDE AND AMINO ACID SEQUENCE ARE POTENTIALLY ASSOCIATED WITH VARIOUS DISEASES.

          In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on page 55.

     5. PLEASE REVISE THE STATEMENT THAT WYETH WILL HAVE CERTAIN DEVELOPMENT AND COMMERCIALIZATION FIGHTS IF WYETH ACTS TO DESIGNATE A TARGET CANDIDATE AS A WYETH TARGET TO DESCRIBE THE DEVELOPMENT AND COMMERCIALIZATION RIGHTS, INCLUDING WHETHER WYETH'S RIGHTS WILL BE EXCLUSIVE.

          In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on page 55.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-12

     6. PLEASE REFER TO YOUR RESPONSE TO COMMENT 2 AND REVISE YOUR MILESTONE REVENUE RECOGNITION POLICY DISCLOSURE TO REFLECT THE CORRESPONDING CHANGES MADE ON PAGE 36 OF YOUR MD&A.


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Securities and Exchange Commission
October 5, 2006
Page 3

          In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on page F-12.

10. STOCKHOLDERS' EQUITY (DEFICIT), PAGES F-27

     7. WE ACKNOWLEDGE YOUR RESPONSE TO COMMENT 6 OF OUR LETTER DATED AUGUST 31, 2006 AND WILL CONTINUE TO REISSUE OUR COMMENT UNTIL YOU HAVE DISCLOSED AN ESTIMATED OFFERING PRICE IN THE FILING. THEREFORE, PLEASE DISCLOSE IN YOUR FINANCIAL STATEMENTS, AT A MINIMUM, THE FOLLOWING INFORMATION FOR ALL EQUITY INSTRUMENTS GRANTED DURING THE 12 MONTHS PRIOR TO THE DATE OF THE MOST RECENT BALANCE SHEET INCLUDED IN YOUR
          FILING: THE NUMBER OF OPTIONS OR SHARES GRANTED AT EACH APPLICABLE DATE, AS WELL AS THE RELATED EXERCISE PRICE; THE UNDERLYING FAIR VALUE OF THE COMMON STOCK; AND THE RESULTING INTRINSIC VALUE, IF ANY.

          In response to the Staff's comment, the Company has provided the disclosure in the Registration Statement on page F-27.

     8. ADDITIONALLY, PLEASE PROVIDE ALL OF THE ABOVE INFORMATION TO US, SUPPLEMENTALLY, FOR EQUITY INSTRUMENTS THAT YOU ISSUE SUBSEQUENT TO THE DATE OF THE LATEST BALANCE SHEET THAT YOU INCLUDE IN YOUR FILING THROUGH THE DATE OF YOUR LATEST RESPONSE.

          In response to the Staff's comment, the Company supplementally provides the Staff the following table that summarizes all option grants, excluding non-employee grants, made by the Company since June 30, 2006:


                          Number of                      Fair Value
                           Options         Exercise      Estimate Per     Intrinsic Value Per
Date of Issuance           Granted           Price       Common Share         Option Share
----------------          ---------        --------      ------------     -------------------
July 2006                  14,505            $ 9.35          $TBD               $TBD
September 2006              6,614            $11.86          $TBD               $TBD

     9. WE ACKNOWLEDGE YOUR RESPONSE TO COMMENT 8 OF OUR LETTER DATED AUGUST 31, 2006 AND WILL CONTINUE TO REISSUE OUR COMMENT UNTIL YOU HAVE DISCLOSED YOUR ESTIMATED IPO PRICE WITHIN THE FILING. PLEASE REVISE/UPDATE THE VESTED/UNVESTED INTRINSIC VALUE OPTION INFORMATION INCLUDED ON PAGE 39 OF YOUR MD&A BASED ON YOUR ESTIMATED IPO PRICE THROUGH THE DATE OF THE MOST RECENT BALANCE SHEET PRESENTED.

          In response to the Staff's comment, the Company has provided the disclosure in the Registration Statement on page 39.

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Securities and Exchange Commission
October 5, 2006
Page 4


     10. WE ACKNOWLEDGE YOUR RESPONSE TO COMMENT 9 OF OUR LETTER DATED AUGUST 31, 2006. PLEASE FURNISH YOUR LETTER DATED SEPTEMBER 15, 2006 REGARDING STOCK COMPENSATION VIA EDGAR. PLEASE ALSO REVISE YOUR FILING, BOTH HEREIN AND IN THE APPLICABLE SECTIONS OF YOUR MD&A, TO DISCLOSE AND/OR PROVIDE US WITH THE INFORMATION THAT FOLLOWS.

          o PLEASE TELL US AND DISCLOSE WHICH METHODOLOGY MANAGEMENT USED TO RETROSPECTIVELY VALUE THE EQUITY INSTRUMENTS ISSUED DURING THE 12 MONTHS PRIOR TO THE MOST RECENT BALANCE SHEET DATE, JUNE 30, 2006. PLEASE ALSO DISCLOSE IN THE MD&A THE REASONS WHY MANAGEMENT CHOSE NOT TO OBTAIN A CONTEMPORANEOUS VALUATION FROM AN UNRELATED VALUATION SPECIALIST.

          In response to the Staff's comment, the Company has provided the disclosure in the Registration Statement and has responded in a separate letter dated as of the date hereof.

          o PLEASE DISCLOSE THE SIGNIFICANT FACTORS UNDERLYING THE DIFFERENCE BETWEEN THE FAIR VALUE OF YOUR EMPLOYEE SHARE OPTIONS AS OF EACH GRANT DATE AND YOUR ESTIMATED IPO PRICE. THAT IS, DISCLOSE HOW THE ACHIEVEMENT OF EACH INTERNAL MILESTONE DISCUSSED ON PAGE 5 OF THE SEPTEMBER 15, 2006 LETTER IMPACTED YOUR FAIR VALUE ASSESSMENT AT EACH DIFFERENT POINT IN TIME; FOR EXAMPLE, DETAIL THE REASON FOR THE SIGNIFICANT INCREASE IN THE REASSESSED SHARE VALUE FROM $0.46 IN FEBRUARY 2005 TO $1.47 IN JULY 2005. PLEASE ALSO TELL US WHY THE $0.46 SHARE VALUE IN FEBRUARY 2005 DIFFERS SIGNIFICANTLY FROM THE $0.70 SHARE VALUE THAT CORRELATES TO YOUR JULY 2004 PRIVATE PLACEMENT TRANSACTION.

          In response to the Staff's comment, the Company has provided the disclosure in the Registration Statement and has responded in a separate letter dated as of the date hereof.

          o TELL US AND DISCLOSE HOW YOUR ENTRY INTO THE DECEMBER 2005 AGREEMENT WITH WYETH IMPACTED YOUR SHARE VALUE IN RELATION TO THE $3.10 THAT YOU SPECIFY WAS DETERMINED IN PRELIMINARY DISCUSSIONS WITH YOUR UNDERWRITERS, AS IT APPEARS YOU HAVE SIMPLY RELIED ON THE INITIAL UNDERWRITER ESTIMATE FOR ALL PERIODS SUBSEQUENT TO AND INCLUDING MARCH 2006. IN ADDITION, PLEASE TELL US WHY A RATABLE, "STRAIGHT-LINE," LOOK-BACK APPROACH, AS DISCUSSED IN YOUR LETTER DATED SEPTEMBER 15, 2006, IS APPROPRIATE GIVEN THAT YOU ACHIEVED SIGNIFICANT INTERNALLY SPECIFIED MILESTONES DURING THE PERIOD, SUCH AS YOUR ENTRY INTO THE DECEMBER 2005 AGREEMENT WITH WYETH.

          In response to the Staff's comment, the Company has provided the disclosure in the Registration Statement and has responded in a separate letter dated as of the date hereof.


                                      * * *


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Securities and Exchange Commission
October 5, 2006
Page 5

          Please direct your questions or comments regarding this letter or Amendment No. 5 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.


                                   Sincerely,

                                   WILSON SONSINI GOODRICH & ROSATI
                                   Professional Corporation

                                   /s/ Patrick J. Schultheis
                                   Patrick J. Schultheis



cc:    Peter A. Thompson, M.D., FACP
       TRUBION PHARMACEUTICALS, INC.

       Mark J. Handfelt, Esq.
       WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

       Bruce K. Dallas, Esq.
       DAVIS POLK & WARDWELL